Exhibit No. 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Journal Communications, Inc. (Form S-8 Reg. Nos. 333-109956 and 333-108509 and Form S-3 Reg. No. 333-118552) of our report dated February 8, 2007, except for Note 14 as to which the date is February 26, 2007 with respect to the consolidated financial statements and schedule of Journal Communications, Inc. and our report dated February 8, 2007 with respect to the Journal Communications, Inc.’s management assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Journal Communications, Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2006.

Ernst & Young LLP

Milwaukee, Wisconsin

March 5, 2007